Other Pages of Annual Report incorporated in Annual Information Form

•	“Principal Subsidiaries” 111

•	“CIBC at a Glance” 10-12

•	“Supplementary Annual Information” 119-121

•	“Governance” 123-126

CIBC Annual Report 2003	For what matters	Principal Subsidiaries	111

PRINCIPAL SUBSIDIARIES

As at October 31, 2003		Book value(3) of shares
	Address of head	owned by CIBC and other
Subsidiary Name(1)(2)	or principal office	subsidiaries of CIBC

		($ millions)
Amicus Bank	Toronto, Ontario, Canada	401
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	416
CIBC Asset Management Inc.	Montreal, Quebec, Canada
Talvest (LSVC) Inc.	Montreal, Quebec, Canada
CIBC BA Limited	Toronto, Ontario, Canada	(4)
CIBC Financial Planning Inc.	Toronto, Ontario, Canada	(4)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	471
CIBC World Markets Inc.(5)	Toronto, Ontario, Canada	306
CIBC Delaware Holdings Inc.(6)	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC INC.(5)	New York, NY, U.S.A.
CIBC US Insurance Company	Barre, Vermont, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
Juniper Financial Corp. (90%)	Wilmington, Delaware, U.S.A.
CIBC WM International Limited	St. Michael, Barbados
EDULINX Canada Corporation	Mississauga, Ontario, Canada	27
INTRIA Items Inc. (90%)	Mississauga, Ontario, Canada	25
TAL Global Asset Management Inc.	Montreal, Quebec, Canada	331
T.A.L. Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management Limited	Hong Kong, China
TAL Global Asset Management (Bermuda) Limited	Hamilton, Bermuda
T.A.L. Asset Management (Guernsey) Limited	St. Peter Port, Guernsey, Channel Islands
TAL Private Management Ltd.	Montreal, Quebec, Canada
CIBC Capital Funding, L.P.	New York, NY, U.S.A.	73
CIBC Capital Funding II, L.P.	New York, NY, U.S.A.	87
CIBC Holdings (Cayman) Limited	George Town, Cayman Islands	3,307
CIBC Bank and Trust Company (Cayman) Limited	George Town, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Cayman Islands
CIBC Offshore Services Inc.	St. Michael, Barbados
CIBC Reinsurance Company Limited	St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Dublin, Ireland
CIBC Offshore Banking Services Corporation(5)	St. Michael, Barbados	5,366
CIBC Australia Holdings Limited	Sydney, New South Wales, Australia	68
CIBC Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets Securities Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets Asset Securitisation Pty Ltd.	Sydney, New South Wales, Australia
CIBC World Markets (Japan) Inc.	Tokyo, Japan	49
CIBC Asia Limited	Singapore City, Singapore	139
CIBC World Markets plc(5)	London, England, U.K.	841

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding, L.P., CIBC Capital Funding II, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Juniper Financial Corp., Canadian Imperial Holdings Inc. and CIBC INC., which were incorporated or organized under the laws of the state of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries are shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

(5)	CIBC directly or indirectly owns 100% of the non-voting shares of the subsidiaries.

(6)	CIBC directly owns $7,446 million of shares of CIBC Delaware Holdings Inc.

$72 million spent on frontline technology

CIBC
Retail Markets

Who we are
CIBC Retail Markets employees help individuals and small businesses achieve the things that matter most to them — be it buying a new home, building a business or saving for retirement. We are committed to ensuring that our employees have the knowledge, tools and technology they need to deliver exceptional value to our customers every day.

Putting customers first — 2003
Our success depends on how well we support our customers’ banking needs at every stage of their lives. So this year, we invested $72 million in branch technology and introduced a $9 million intranet-based learning program to improve our employees’ financial, sales and service skills. We upgraded our branch network, installed new technologies to improve customer processes and developed innovative products like our Bonus Savings Account, CIBC Aventura™ Gold VISA card and CIBC Self-Employed Recognition Mortgage product. Our efforts have resulted in improved customer perception of our in-branch service and higher employee productivity.

CIBC-at-a-glance

CIBC Annual Report 2003	For what matters	CIBC-at-a-glance	11

CIBC
Wealth Management

Who we are
At CIBC Wealth Management, we strive to create value for our clients by delivering tailored financial advice and innovative product solutions. We have invested in building the size and capability of our advisory sales forces in order to establish strong relationships with our clients. We are committed to meeting their diverse needs throughout various life stages and levels of affluence. We aspire to be the leading wealth management provider in Canada. By offering a full range of top quality, innovative products through skilled, dedicated advisors, we aim to help our clients achieve what matters most to them.

Putting customers first — 2003
This year, we demonstrated our ongoing commitment to our clients. In order to provide them with the highest level of advice, we further strengthened our advisory capability, building our fully licensed, accredited sales forces to more than 2,500. By packaging our investment solutions through our managed programs, we simplified the selection process for our clients and provided access to industry-leading investment managers. Our discretionary investment management program, CIBC Personal Portfolio Services®, has grown to become the #1 mutual fund wrap program in Canada. We made significant investments in our online brokerage, improving client access and functionality.

2,500 fully licensed advisors

CIBC Retail & Wealth together comprise all of CIBC’s individual and small business customer activities. CIBC continues to focus resources to grow these core businesses. CIBC Retail & Wealth, including Commercial Banking, generated $7.9 billion in revenue in 2003, and $1.3 billion in net income.

#1 in Equity Underwriting

CIBC
World Markets

Who we are
CIBC World Markets is a full-service investment bank, serving more than 7,500 corporate, investment and commercial banking clients. Our more than 2,300 employees have one goal — to deliver the best level of service, value and experience to our clients. We do this by combining our expertise in origination, trading and distribution with our disciplined focus on targeted sectors and product groups. We then deliver our full range of advisory capabilities through an unmatched client focus.

Putting customers first — 2003
Regardless of the transaction or the size of the deal, we never lose sight of what is really important — building relationships with our clients. In 2003, our client-focused strategy paid off. We were the top performing Canadian investment bank in equity underwriting, income trusts, corporate debt underwriting, mergers and acquisitions and credit. We led more deals for more value than our competitors, including two of the biggest deals of the year, Bombardier and Yellow Pages. In the U.S., we solidified our mid-market position as evidenced by our ranking in the high-yield leveraged buyout underwriting and equity league tables and participated in several large transactions, including Village Road Show and International Transmission Company.

CIBC Annual Report 2003	For what matters	Quarterly Review	119

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2003				2002

Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,426	$1,482	$1,364	$1,398	$1,426	$1,325	$1,315	$1,444
Non-interest income	1,471	1,384	1,370	1,681	1,065	1,209	1,654	1,603

Total revenue	2,897	2,866	2,734	3,079	2,491	2,534	2,969	3,047
Provision for credit losses	131	425	248	339	280	290	390	540
Non-interest expenses	2,038	1,952	2,045	2,093	2,673	1,982	2,313	2,161

Income (loss) before income taxes and non-controlling interests	728	489	441	647	(462)	262	266	346
Income taxes	217	(300)	122	200	(378)	54	32	13
Non-controlling interests in net income of subsidiaries	1	1	(1)	2	16	15	7	—

Net income (loss)	$510	$788	$320	$445	$(100)	$193	$227	$333

Dividends on preferred shares	$43	$46	$47	$44	$44	$45	$40	$32
Net income (loss) applicable to common shares	$467	$742	$273	$401	$(144)	$148	$187	$301

CONDENSED CONSOLIDATED BALANCE SHEETS

		2003				2002

	Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Assets
	Cash resources	$10,454	$13,059	$8,293	$9,161	$9,512	$12,845	$13,889	$10,748
	Securities	70,502	70,619	71,056	72,380	65,292	84,782	79,932	76,893
	Securities borrowed or purchased under resale agreements	19,829	19,327	17,067	18,248	16,020	23,845	22,243	27,865
Loans	Residential mortgages	70,014	70,082	68,545	67,721	66,612	65,226	62,713	61,254
	Personal and credit card	32,695	31,942	31,609	30,805	30,784	30,950	30,178	29,485
	Business and government	33,177	36,844	38,949	40,508	41,961	44,316	44,464	44,334
	Allowance for credit losses	(1,952)	(2,478)	(2,402)	(2,389)	(2,288)	(2,552)	(2,467)	(2,354)
	Derivative instruments market valuation	22,796	24,124	26,993	26,984	24,717	23,890	19,585	22,331
	Customers’ liability under acceptances	5,139	5,264	5,841	5,980	6,848	6,739	7,097	7,542
	Other assets	14,493	14,471	13,886	13,656	13,835	14,619	13,553	13,196

		$277,147	$283,254	$279,837	$283,054	$273,293	$304,660	$291,187	$291,294

	Liabilities and shareholders’ equity
Deposits	Personal	$69,202	$68,996	$67,874	$67,843	$67,975	$70,515	$69,970	$69,457
	Business and government	106,768	115,600	110,541	115,501	117,986	127,208	123,494	120,286
	Bank	12,160	13,496	14,571	14,938	10,669	16,847	10,446	12,728
	Derivative instruments market valuation	21,945	23,103	26,436	26,004	24,794	23,584	19,985	23,004
	Acceptances	5,147	5,264	5,871	6,010	6,878	6,739	7,097	7,542
	Obligations related to securities lent or sold short or under repurchase agreements	30,952	26,792	25,155	24,533	18,051	31,453	31,780	30,859
	Other liabilities	13,998	13,403	12,763	11,562	10,980	11,863	11,987	11,035
	Subordinated indebtedness	3,197	3,256	3,698	3,841	3,627	3,863	3,845	3,992
	Shareholders’ equity	13,778	13,344	12,928	12,822	12,333	12,588	12,583	12,391

		$277,147	$283,254	$279,837	$283,054	$273,293	$304,660	$291,187	$291,294

SELECT FINANCIAL MEASURES

	2003				2002

Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Return on common equity(1)	17.9%	29.9%	11.9%	16.8%	(6.0)%	6.2%	8.0%	12.4%
Return on average assets	0.73%	1.09%	0.46%	0.61%	(0.13)%	0.26%	0.32%	0.46%
Average common shareholders’ equity ($ millions)	$10,374	$9,835	$9,386	$9,451	$9,487	$9,525	$9,601	$9,653
Average assets ($ millions)	$279,009	$285,829	$284,432	$289,676	$298,174	$294,975	$289,533	$287,262
Average assets to average common equity	26.9	29.1	30.3	30.7	31.4	31.0	30.2	29.8
Tier 1 capital ratio	10.8%	10.2%	9.3%	9.0%	8.7%	8.8%	8.9%	9.0%
Total capital ratio	13.0%	12.2%	11.7%	11.9%	11.3%	11.9%	12.0%	12.1%
Net interest margin	2.03%	2.06%	1.97%	1.91%	1.90%	1.78%	1.86%	1.99%
Efficiency ratio(2)	70.4%	68.1%	74.8%	68.0%	107.3%	78.2%	77.9%	70.9%

COMMON SHARE INFORMATION

		2003				2002

Unaudited, as at or for the quarter		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average shares outstanding (thousands)		361,266	360,270	359,506	359,131	359,057	358,961	360,817	363,386
Per share	— basic earnings (loss)	$1.29	$2.04	$0.76	$1.12	$(0.40)	$0.41	$0.51	$0.82
	— diluted earnings (loss)	1.28	2.02	0.76	1.11	(0.40)	0.41	0.51	0.82
	— dividends	0.41	0.41	0.41	0.41	0.41	0.41	0.41	0.37
	— book value(3)	28.78	28.42	26.77	26.43	25.75	26.44	26.45	26.71
Share price(4)	— high	60.95	55.42	49.45	45.75	44.57	54.50	57.70	56.60
	— low	51.90	46.27	41.05	39.50	34.26	38.75	49.45	50.45
	— close	59.21	54.52	47.80	43.55	38.75	45.10	54.70	54.45
Price to earnings multiple(5) (12-month trailing)		11.4	15.5	25.3	26.6	28.9	19.5	17.9	14.7
Dividend payout ratio		31.7%	19.9%	53.9%	36.7%	>100%	99.1%	79.2%	44.7%

(1)	Net income applicable to common shares divided by average common shareholders’ equity for the period, annualized.

(2)	Efficiency ratio may also be referred to as non-interest expenses to revenue ratio. Calculated as non-interest expenses divided by total revenue.

(3)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(4)	The high and low price during the period, and closing price on the last trading day of the period, on the Toronto Stock Exchange.

(5)	Closing common share price expressed as a multiple of net income per common share for the year.

120	Ten-year Statistical Review	CIBC Annual Report 2003	For what matters

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

$ millions, for the years ended October 31	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Net interest income	$5,670	$5,510	$4,549	$4,282	$4,408	$4,337	$4,517	$4,463	$4,074	$4.002
Non-interest income	5,906	5,531	6,613	7,797	5,728	4,804	3,980	2,892	2,258	2,252

Total revenue	11,576	11,041	11,162	12,079	10,136	9,141	8,497	7,355	6,332	6,254
Provision for credit losses	1,143	1,500	1,100	1,220	750	480	610	480	680	880
Non-interest expenses	8,128	9,129	8,226	8,096	7,998	7,125	5,372	4,584	3,991	3,907

Income before income taxes and non-controlling interests	2,305	412	1,836	2,763	1,388	1,536	2,515	2,291	1,661	1,467
Income taxes	239	(279)	92	641	320	460	937	911	635	550
Non-controlling interests in net income of subsidiaries	3	38	58	62	39	20	27	14	11	27

Net income	$2,063	$653	$1,686	$2,060	$1,029	$1,056	$1,551	$1,366	$1,015	$890

Dividends on preferred shares	$180	$161	$121	$128	$112	$116	$98	$112	$111	$141
Net income applicable to common shares	$1,883	$492	$1,565	$1,932	$917	$940	$1,453	$1,254	$904	$749

CONDENSED CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Assets
Cash resources	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795	$7,931	$8,120	$15,419	$9,436
Securities	70,502	65,292	74,794	69,242	59,492	60,970	45,252	39,817	38,255	28,753
Securities borrowed or purchased under resale agreements	19,829	16,020	24,079	20,461	19,158	36,293	37,629	32,534	14,173	6,584
Loans
Residential mortgages	70,014	66,612	58,751	51,921	46,637	43,199	40,039	36,932	34,686	32,248
Personal and credit card	32,695	30,784	28,411	27,939	24,751	24,563	22,305	20,132	18,716	16,953
Business and government	33,177	41,961	46,693	47,567	47,552	49,811	47,107	45,642	44,013	45,715
Allowance for credit losses	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)	(1,591)	(1,422)	(1,467)	(1,562)
Derivative instruments market valuation	22,796	24,717	25,723	23,847	24,449	37,157	21,977	13,314	9,207	7,100
Customers’ liability under acceptances	5,139	6,848	8,100	9,088	9,296	10,995	10,375	8,733	8,315	7,259
Other assets	14,493	13,835	11,867	9,194	8,217	9,256	6,965	6,430	5,191	4,889

	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232	$186,508	$157,375

Liabilities and shareholders’ equity
Deposits
Personal	$69,202	$67,975	$66,826	$63,109	$60,878	$59,993	$59,188	$61,484	$61,061	$59,040
Business and government	106,768	117,986	114,270	103,141	85,940	84,862	60,272	43,705	45,738	36,213
Bank	12,160	10,669	13,256	13,382	13,223	15,020	19,438	22,232	22,683	20,209
Derivative instruments market valuation	21,945	24,794	26,395	24,374	25,097	36,245	21,376	12,500	8,135	6,373
Acceptances	5,147	6,878	8,100	9,088	9,296	10,995	10,375	8,733	8,315	7,259
Obligations related to securities lent or sold short or under repurchase agreements	30,952	18,051	32,616	28,191	29,203	48,659	43,932	41,907	22,211	10,569
Other liabilities	13,998	10,980	10,112	10,630	11,092	9,806	8,267	7,041	6,015	5,836
Subordinated indebtedness	3,197	3,627	3,999	4,418	4,544	4,714	4,894	3,892	3,671	3,441
Shareholders’ equity
Preferred shares	3,357	3,088	2,299	1,876	1,933	1,961	1,518	1,068	1,355	1,691
Common shares	2,950	2,842	2,827	2,868	3,035	3,128	3,105	3,055	3,202	3,200
Contributed surplus	50	26	—	—	—	—	—	—	—	—
Retained earnings	7,421	6,377	6,774	6,625	6,090	6,047	5,624	4,615	4,122	3,544

	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232	$186,508	$157,375

CIBC Annual Report 2003	For what matters	Ten-year Statistical Review	121

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31		2003	2002		2001		2000	1999	1998	1997	1996		1995	1994

Balance at beginning of year		$12,333	$11,900		$11,369		$11,058	$11,136	$10,247	$8,738	$8,679		$8,435	$7,954
Adjustment for change in accounting policy		—	(42	)(1)	(140	)(2)	—	—	—	—	(94	)(3)	—	—
Premium on redemption/repurchase of share capital	Preferred	(8)	—		—		(17)	—	(10)	—	(34)		—	—
	Common	—	(269)		(736)		(873)	(397)	—	—	(281)		—	—
Changes in share capital	Preferred	350	800		400		(80)	—	391	436	(290)		(336)	(187)
	Common	108	15		(41)		(167)	(93)	23	50	(147)		2	184
Changes in contributed surplus		24	26		—		—	—	—	—	—		—	—
Net income		2,063	653		1,686		2,060	1,029	1,056	1,551	1,366		1,015	890
Dividends	Preferred	(180)	(161)		(121)		(128)	(112)	(116)	(98)	(112)		(111)	(141)
	Common	(591)	(577)		(536)		(501)	(492)	(498)	(434)	(352)		(320)	(281)
Other		(321)	(12)		19		17	(13)	43	4	3		(6)	16

Balance at end of year		$13,778	$12,333		$11,900		$11,369	$11,058	$11,136	$10,247	$8,738		$8,679	$8,435

(1)	Represents the effect of implementing the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer Directors, as encouraged by section 3870.

(2)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.

(3)	Represents the effect of implementing the CICA handbook section 3025, “Impaired Loans,” which introduced the requirement to discount expected cash flows on impaired loans when determining the allowance for credit losses.

SELECT FINANCIAL MEASURES

As at or for the years ended October 31	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Return on common equity(1)	19.3%	5.1%	16.1%	20.5%	9.8%	10.3%	17.7%	17.1%	12.9%	11.7%
Return on average assets	0.72%	0.22%	0.60%	0.78%	0.38%	0.38%	0.66%	0.70%	0.61%	0.57%
Average common shareholders’ equity ($ millions)	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100	$8,195	$7,332	$7,003	$6,393
Average assets ($ millions)	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823	$236,025	$196,063	$165,846	$155,640
Average assets to average common equity	29.2	30.6	28.6	27.9	29.2	30.6	28.8	26.7	23.7	24.3
Tier 1 capital ratio	10.8%	8.7%	9.0%	8.7%	8.3%	7.7%	7.0%	6.6%	7.0%	7.1%
Total capital ratio	13.0%	11.3%	12.0%	12.1%	11.5%	10.8%	9.8%	9.0%	9.6%	9.9%
Net interest margin	1.99%	1.88%	1.63%	1.63%	1.62%	1.56%	1.91%	2.28%	2.46%	2.57%
Efficiency ratio(2)	70.2%	82.7%	73.7%	67.0%	78.9%	77.9%	63.2%	62.3%	63.0%	62.5%

(1)	Net income applicable to common shares divided by average common shareholders’ equity for the year.

(2)	Efficiency ratio may also be referred to as non-interest expenses to revenue ratio. Calculated as non-interest expenses divided by total revenue.

COMMON SHARE INFORMATION

As at or for the years ended October 31		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Average number outstanding (thousands)		360,048	360,553	372,305	388,951	409,789	415,030	413,545	415,028	432,614	425,464
Per share	— basic earnings	$5.21	$1.37	$4.19	$4.95	$2.23	$2.24	$3.51	$2.94	$2.09	$1.76
	— diluted earnings	5.18	1.35	4.13	4.90	2.21	2.22	3.49	2.93	2.09	1.76
	— dividends	1.64	1.60	1.44	1.29	1.20	1.20	1.05	0.85	0.74	0.66
	— book value(1)	28.78	25.75	26.44	25.17	22.68	22.08	21.07	18.62	16.93	15.59
Share price(2)	— high	60.95	57.70	57.00	50.50	42.60	59.80	41.75	28.30	18.57	18.13
	— low	39.50	34.26	43.20	30.50	28.00	24.40	26.55	18.00	15.57	14.00
	— close	59.21	38.75	48.82	48.40	31.70	30.65	41.20	27.85	18.19	16.00
Price to earnings multiple(3) (12-month trailing)		11.4	28.9	11.7	9.8	14.2	13.7	11.7	9.5	8.7	9.1
Dividend payout ratio(4)		31.4%	>100%	34.2%	25.9%	53.6%	53.0%	29.9%	28.1%	35.4%	37.5%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(2)	The high and low price during the year, and closing price on the last trading day of the year, on the Toronto Stock Exchange.

(3)	Closing common share price expressed as a multiple of net income per common share for the year.

(4)	Total common share dividends divided by net income applicable to common shares for the year.

DIVIDENDS ON PREFERRED SHARES(1)

For the years ended October 31		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Class A	Series 4	$—	$—	$—	$—	$—	$—	$3.4106	$4.7360	$6.0900	$4.5840
	Series 5	—	—	—	—	—	—	0.8240	1.1600	1.4728	1.1057
	Series 6	—	—	—	—	—	—	—	—	—	2.4349
	Series 7	—	—	—	—	—	—	—	—	4,208	3,507
	Series 8	—	—	—	—	—	—	—	—	0.6706	2.2200
	Series 9	—	—	—	—	—	1.1375	2.2750	2.2750	2.2750	2.2750
	Series 10	—	—	—	—	—	—	—	2.8175	2.5555	2.5786
	Series 11	—	—	—	—	—	—	—	2.4060	2.2125	2.2125
	Series 12	—	—	—	2.4100	2.4267	2.4097	2.2462	2.2188	2.1856	2.2054
	Series 13	—	—	—	1.7500	1.7500	1.7500	1.7500	1.7500	1.7500	1.7500
	Series 14	1.1156	1.4875	1.4875	1.4875	1.4875	1.4875	1.4870	1.1197	—	—
	Series 15	1.4125	1.4125	1.4125	1.4125	1.4125	1.4125	1.4110	—	—	—
	Series 16	2.0025	2.2244	2.1724	2.0948	2.1093	2.0946	1.1367	—	—	—
	Series 17	1.3625	1.3625	1.3625	1.3625	1.3625	1.3625	0.7880	—	—	—
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3628	—	—	—	—
	Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	0.7404	—	—	—	—
	Series 20	1.8253	2.0276	1.9801	1.9095	1.9227	1.1703	—	—	—	—
	Series 21	1.5000	1.5000	1.5000	1.1372	—	—	—	—	—	—
	Series 22	2.2152	2.4606	2.4031	1.7713	—	—	—	—	—	—
	Series 23	1.3250	1.3250	0.9938	—	—	—	—	—	—	—
	Series 24	1.5000	1.2962	—	—	—	—	—	—	—	—
	Series 25	1.5000	0.8048	—	—	—	—	—	—	—	—
	Series 26	1.0859	—	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

CIBC Annual Report 2003	For what matters	Governance	123

To achieve excellence in governance, CIBC’s Board seeks to maintain a high level of expertise and independence for itself. In addition, as a financial institution, CIBC is subject to many regulatory and compliance requirements, which we consistently aim to meet or exceed.

Another key aspect of strong governance is the regular and candid interaction between the Board and management. The combination of CIBC’s governance framework and this ongoing, transparent communication is crucial to ensure that the long-term interests of CIBC’s stakeholders are well served.

Board of Directors — Continuous improvement in composition and practices

The Board’s duty is to supervise the management of the business and affairs of CIBC, working with senior management to enhance shareholder value. The quality, independence and effectiveness of the Board are of fundamental importance in ensuring that its oversight obligations are fulfilled. The Board seeks individuals of the highest quality whose competencies are complementary and meet the needs of the Board and the shareholders. The Board has a formal nomination process led by the Chairman of the Board and the Corporate Governance Committee; the names of proposed directors are presented annually to the shareholders for election.

     The Board undertakes an annual formal assessment process for itself, its committees and its individual members. Each member is subject to a formal peer review, conducted by independent consultants. The mandates of the Board and its committees are reviewed, updated and approved annually.

     During the year, the Board underwent an additional review of its structure, assisted by an external consulting firm. As a result of this exercise, the Corporate Governance Committee has reviewed the composition of the Board and has defined desirable characteristics for directors. This committee is currently engaged in a search for a number of potential new directors who would best meet the evolving needs of the Board and has retained an outside recruitment consultant to assist in this regard.

Board of Directors — Independence

The Board has determined that, on the advice of the Corporate Governance Committee, only three of the 20 directors are “related” to CIBC, based on the Toronto Stock Exchange’s (TSX) corporate governance guidelines, and the same three directors are “affiliated” based on the prescribed tests under the Bank Act. During 2003, to further enhance Board independence, the roles of Chairman and Chief Executive Officer were separated. John Hunkin, formerly Chairman and Chief Executive Officer, was appointed President and continues as Chief Executive Officer of CIBC. William Etherington, previously the Lead Director, was elected Chairman of the Board.

     The mandates of the Chairman and the Chief Executive Officer were revised to clarify their respective duties.

See pages 2 and 6 for letters from the Chief Executive Officer and Chairman, respectively.

     To facilitate its independent operation, the Board continued its practice of holding a portion of the meeting in the absence of the Chief Executive Officer or any other members of management.

124	Governance	CIBC Annual Report 2003	For what matters

Board members

Douglas G. Bassett (’80), O.C., O. Ont., LL.D., D.Litt.
Chairman, Windward Investments
Toronto, Ontario, Canada

Jalynn H. Bennett (’94), C.M.
President, Jalynn H. Bennett and Associates, Ltd.
Toronto, Ontario, Canada

The Lord Black of Crossharbour (’77), P.C.(Can), O.C., KCSG
Chairman and Chief Executive Officer, Argus Corporation Limited
London, England

Gary F. Colter (’03), F.C.A.
President, CRS Inc.
Toronto, Ontario, Canada

Pat M. Delbridge (’93)
President, PDA Inc.
Toronto, Ontario, Canada

William L. Duke (’91)
Farmer,
Redvers, Saskatchewan, Canada

Ivan E.H. Duvar (’89), B.E., DCL, P.Eng.
President and Chief Executive Officer, MIJAC Inc.
Amherst, Nova Scotia, Canada

William A. Etherington (’94)
Chairman of the Board, CIBC
Toronto, Ontario, Canada

R.D. Fullerton (’74)
Company Director
Toronto, Ontario, Canada

A.L. Flood (’89), C.M.
Company Director
Thornhill, Ontario, Canada

Margot A. Franssen (’92), O.C.
President and Partner, The Body Shop Canada
Toronto, Ontario, Canada

The Honourable Gordon D. Giffin (’01)
Senior Partner, McKenna Long & Aldridge LLP
Atlanta, Georgia, U.S.A.

The Honourable James A. Grant (’91), P.C., C.M., Q.C.
Chair Emeritus, Stikeman Elliott LLP
Montréal, Québec, Canada

Albert E.P. Hickman (’89)
Chairman and President, Hickman Motors Limited
St. John’s, Newfoundland, Canada

John S. Hunkin (’93)
President and Chief Executive Officer, CIBC
Toronto, Ontario, Canada

Arnold Naimark (’87), O.C., O.M., M.D., LL.D., F.R.C.P.(C), F.R.S.(Can.)
Past President, University of Manitoba and Director of its Centre for the Advancement of Medicine
Winnipeg, Manitoba, Canada

Michael E.J. Phelps (’89), O.C., B.A., LL.B., LL.M., LL.D.
Chairman, Dornoch Capital Inc.
Vancouver, British Columbia, Canada

Charles Sirois (’97), C.M., B.Fin., M.Fin.
Chairman and Chief Executive Officer, Telesystem Ltd.
Montréal, Québec, Canada

Stephen G. Snyder (’00), B.Sc., M.B.A.
President and Chief Executive Officer, TransAlta Corporation
Calgary, Alberta, Canada

W. Galen Weston (’78), O.C.
President and Chairman, George Weston Limited
Toronto, Ontario, Canada

CIBC Annual Report 2003	For what matters	Governance	125

Board committees — Providing expertise

The Board believes that the governance of CIBC is more effectively carried out by the active participation of committees to assist the Board in the fulfillment of its responsibilities. The composition of the committees is reviewed regularly by the Corporate Governance Committee and any recommendations for changes are made to the Board.

The Corporate Governance Committee reviews corporate governance matters pertaining to the shareholders and the Board. This committee’s responsibilities include:

•	Reviewing the state of CIBC’s corporate governance as to quality and effectiveness and recommending enhancements to the Board of Directors

•	Reviewing, at least annually, the performance of the Chief Executive Officer (CEO) and succession planning for the CEO

•	Reviewing and evaluating the role, composition and performance of the Board and its committees and the methods and processes by which the Board fulfills its duties, and

•	Establishing criteria for election and re-election of directors

The committee met eight times during the year and participated in several governance initiatives and activities, including:

•	Engaging outside consultants to assess the overall composition of the Board and convening a search for new directors, and

•	Separating the roles of the Chairman and Chief Executive Officer

Members: J.H. Bennett (Chair*), G.F. Colter, J.A. Grant, M.E.J. Phelps, C.Sirois

* as of December 2003

The Audit Committee assists the Board in fulfilling its oversight responsibilities by reviewing financial information, CIBC’s control systems and procedures, and the overall control environment for managing business risks. This committee’s responsibilities include:

•	Reviewing the financial information that will be provided to shareholders and others to ensure that it reasonably reflects the performance of CIBC and that it has been prepared in accordance with applicable CIBC policies and regulatory requirements

•	Reviewing the systems of internal controls established by the Board to protect CIBC and its shareholders, and to satisfy regulatory requirements

•	Selecting and overseeing work of the external auditors, including independence, and approving fees; and reviewing audit scope of CIBC’s internal auditors

•	Monitoring procedures established by the Board to provide disclosure of information to customers, reviewing and assessing CIBC’s processes for administering the code of conduct, and establishing procedures for the handling of complaints

•	Reviewing procedures and practices with respect to self-dealing and establishing criteria to measure materiality of such transactions, and

•	Reviewing investments and transactions that could adversely affect the well-being of CIBC

The committee met nine times during the year and participated in several governance initiatives and activities, including:

•	Continuing to build a direct relationship with the shareholders’ auditors, further reinforcing the auditors’ accountability to the Board

•	Launching initiatives to implement policies and procedures to comply with the U.S. Sarbanes-Oxley Act, and

•	Launching a review to further enhance CIBC’s internal control systems

Members: D.G. Bassett, G.F. Colter (Chair*), P.M. Delbridge, W.L. Duke, I.E.H.Duvar, R.D. Fullerton

*	as of December 2003

126	Governance	CIBC Annual Report 2003	For what matters

The Management Resources and Compensation Committee provides detailed review, oversight and approval of CIBC’s human resource policies, practices and procedures and ensures that they are supportive of CIBC’s goals and business strategies. This committee’s responsibilities include:

•	Assisting the Board in meeting its corporate governance responsibilities by ensuring the deployment of effective long-term human resource strategies focused on attracting, retaining, and motivating high calibre senior management resources

•	Reviewing management’s oversight with respect to human resource activities to assess whether they meet or exceed Canada Deposit Insurance Corporation (CDIC) and other regulatory standards

•	Monitoring succession planning for senior management other than the CEO

•	Reviewing short-term and long-term incentive compensation recommendations in relation to CIBC’s business goals, strategies and results, and overseeing and recommending changes to compensation for the CEO to the Board

•	Reviewing and recommending to the Board for approval the Report on Executive Compensation in the Management Proxy Circular, and

•	Approving pension plan investment policies and overseeing the governance and investment performance of pension fund activities

The committee met seven times during the year and participated in several governance initiatives and activities, including:

•	Reviewing CIBC’s compensation philosophies and plans and evaluating new programs based on the competitive market framework and trends

•	Approving Executive Share Ownership Guidelines for CIBC and reviewing actual share ownership of the Senior Executive Team to ensure alignment with shareholder interests, and

•	Reviewing compensation for senior executives to ensure the relationship to performance is appropriate against market frame references, and engaging external consultants to better understand market trends for overall performance levels in the industry

Members: J.H. Bennett, M.A. Franssen, J.A. Grant, C. Sirois (Chair*), S.G. Snyder

* as of December 2003

The Risk Management Committee ensures policy guidelines and systems exist and are being followed to maintain acceptable levels of credit, market and liquidity risks. This committee’s responsibilities include:

•	Reviewing and monitoring CIBC’s compliance with CDIC standards relating to credit, market and liquidity risk management

•	Reviewing and approving credits above certain threshold amounts and reviewing impaired loans and anticipated loan losses on a regular basis

•	Reviewing and recommending to the Board investment and lending policies and procedures

•	Reviewing CIBC’s balance sheet resource allocation process, and

•	Reviewing activities in CIBC’s subsidiaries, affiliates and legal entities

The committee met nine times during the year and participated in several governance initiatives and activities, including:

•	Reviewing and approving mandates for functions within Treasury, Balance Sheet and Risk Management that adjudicate, measure, monitor and control credit, market and liquidity risk and the balance sheet

•	Conducting ongoing review of top risk issues within CIBC

•	Reviewing the investment and credit portfolios, as well as summaries of market and liquidity risk issues, several times during the year

•	Reviewing and approving a new risk rating model for corporate loans, consistent with emerging industry practice and congruent with Basel II Capital Accord requirements, and

•	Reviewing and approving a new Reputational and Legal Risks policy for credit and complex structured finance transactions, aimed at strengthening CIBC’s internal due diligence and governance processes as they relate to credit products

Members: A.L. Flood, G.D. Giffin, A.E.P. Hickman, A. Naimark, M.E.J. Phelps (Chair*)

* as of December 2003